Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF DIRECTORS

BY THE CBIRC BEIJING BUREAU

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 30 May 2019 in relation to, among others, the election of Mr. Li Mingguang as an Executive Director of the sixth session of the board of directors of the Company (the “Board of Directors”) and the election of Mr. Wang Junhui as a Non-executive Director of the sixth session of the Board of Directors at the annual general meeting 2018 (the “AGM”) of the Company held on the same day.

The Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”) has recently issued the approval of qualification of Mr. Li Mingguang and Mr. Wang Junhui. Pursuant to the approval, the qualification of each of Mr. Li Mingguang and Mr. Wang Junhui as a Director of the Company has been approved by the CBIRC Beijing Bureau. The term of office of each of Mr. Li Mingguang and Mr. Wang Junhui commenced on 16 August 2019. With effect from the same day, Mr. Li Mingguang began to serve as a member of the Risk Management Committee of the sixth session of the Board of Directors, and Mr. Wang Junhui began to serve as a member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board of Directors.

Please refer to the supplemental notice of the AGM dated 10 May 2019 for the biographical details of Mr. Li Mingguang and Mr. Wang Junhui.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 August 2019

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie